

August 3, 2010

Peter C. Ntephe
President and CEO
ERHC Energy Inc.
5444 Westheimer Road, Suite 1440
Houston, Texas 77056

> **Re:** **ERHC Energy Inc.**
> **Registration Statement on Form S-3**
> **Filed July 7, 2010**
> **File No. 333-168012**

Dear Mr. Ntephe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Calculation of Registration Fee Table

1. We note that you are registering units that may be comprised of one or more shares of common stock, shares of preferred stock, and warrants, in any combination. Please revise the fee table to include a separate line item entry for the units to be offered. Refer generally to General Instruction II.D. of Form S-3.

2.   We note the disclosure in footnote 3 that the "registration statement also covers an indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the securities registered hereunder." This appears to exceed the scope of what Securities Act Rule 416 provides or allows. The offer and sale of all securities underlying any convertible or exchangeable securities included in the registration statement also must be registered and included in the fee table. See Securities Act Rule 416(a). See also the second paragraph of *Adoption of Amendments to Rule 416 under the Securities Act of 1933*, SEC Release No. 33-4806.

Exhibit 5.1

3.   We refer you to comment 2 of this letter. Please also obtain and file a new legality opinion that does not refer to such indeterminate amount of securities, or further explain to us why you believe that that reference, including the citation of Rule 462(b), is appropriate.

4.   Counsel states in the antepenultimate paragraph that its "opinion letter may not be relied upon by any person other than you…." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, and other limitations purporting to limit those who may rely on the opinion, are not appropriate. Please obtain and file a new or revised legality opinion which does not contain any such limitations.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at 202-551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   Matt S. Cohen, Esq.
        212-751-3113 (fax)